UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number 001-38641

Kabushiki Kaisha PEPPER FOOD SERVICE

(Exact name of registrant as specified in its charter)

Pepper Food Service Co., Ltd.

(Translation of registrant’s name into English)

17th floor, Olinas Tower, 4-1-3 Taihei

Sumida-ku, Tokyo, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The registrant furnished to the SEC a report on Form 6-K on March 7, 2019 (the “Original 6-K”). The registrant is furnishing this Form 6-K/A in order to amend certain information in Exhibit 99.1 “English translation of the Notice of the 34th Annual Shareholders’ Meeting, filed with the Tokyo Stock Exchange on March 6, 2019” to the Original 6-K, as shown in Exhibit 99.1 to this report. Except as specifically described in Exhibit 99.1 to this report, this Form 6-K/A does not amend, modify or update any disclosures contained in the Original 6-K.

The information and documents furnished in this report, as set forth below, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Exhibit 99.1	English translation of the Partial Revision to the “Notice of Convocation of the 34th Ordinary General Meeting of Shareholders,” filed with the Tokyo Stock Exchange on March 8, 2019.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEPPER FOOD SERVICE CO., LTD.

	By:	/s/ Kunio Ichinose
	Name:	Kunio Ichinose
	Title:	Representative Director, President and Chief Executive Officer

Date: March 11, 2019